SUB-ITEM 77C
Submission of matters to a vote of security holders

(a) A special meeting of the C Class shareholders of the California High-Yield Municipal Fund, a series of American Century California Tax-Free and Municipal Funds, was held on November 21, 2003.

(b) N/A

(c) At the special meeting, C Class shareholders of the California High-Yield Municipal Fund approved a proposal to amend the current Master Distribution and Individual Shareholder Services Plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, to increase the amount that may be expended for the distribution of C Class shares, effective January 4, 2004. The total number of C Class shareholder votes in favor of the proposal was 1,354,387. The total number of C Class shareholder votes against the proposal was 206,462.

(d) N/A